Form U-3A-2
                                                             File No.  69-221
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
             Under Rule U-3A-2 from the Provisions of the Public
                     Utility Holding Company Act of 1935

                       PENNSYLVANIA ENTERPRISES, INC.
                              (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

           1.  Name and Business of Claimant and Subsidiaries

    The name of the Claimant is Pennsylvania Enterprises, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania having its principal office at 39 Public Square, Wilkes-Barre, Pennsylvania 18711. The Claimant is a holding company with two groups of operating subsidiaries, regulated and non-regulated, as follows:

Regulated Subsidiaries

    PG Energy Inc. ("PGE"), a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company and having its principal office at 39 Public Square, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. PGE is an operating public utility engaged in supplying natural gas in portions of northeastern Pennsylvania. PGE also provided water service in portions of northeastern Pennsylvania through February 16, 1996, the date on which PGE sold its regulated water operations and certain related assets to Pennsylvania-American Water Company, a Pennsylvania corporation and a wholly-owned subsidiary of American Water Works Company, Inc. PGE is subject to the jurisdiction of the Pennsylvania Public Utility Commission.
PGE supplies natural gas to an area lying within the Counties of Lackawanna, Luzerne, Wyoming, Susquehanna, Columbia, Montour, Northumberland, Lycoming, Union and Snyder, a territory which includes 116 municipalities in addition to the cities of Scranton, Wilkes-Barre and Williamsport. Through February 16, 1996, PGE supplied water to an area lying within the Counties of Lackawanna, Luzerne, Susquehanna and Wayne, which included the cities of Scranton and Wilkes-Barre and 63 other municipalities. As of December 31, 1995, PGE provided service to 141,800 natural gas customers and 133,400 water customers. PGE has only one subsidiary, Penn Gas Development Co., which is more fully described below. The aggregate total assets of PGE's subsidiary are less than 0.5% of PGE's total assets.

Non-Regulated Subsidiaries

    Penn Gas Development Co. ("PGD"), a Pennsylvania corporation having its principal office at 39 Public Square, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of PGE. PGD was organized in 1969 and its primary activity was the encouragement of the sale of natural gas by providing secondary financing to developers and owners of properties using natural gas. At present, PGD is not providing any such financing and is inactive.

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    Pennsylvania Energy Marketing Company ("PEM"), a Pennsylvania corporation having its principal office at 30 North Franklin Street, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. PEM is engaged in the marketing and brokering of natural gas directly to industrial, commercial and other users.

    Pennsylvania Energy Resources, Inc. ("PERI"), a Pennsylvania corporation having its principal office at 39 Public Square, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. PERI engages in service activities, primarily the maintenance of gas-heating appliances for PGE customers, and also in the sale of materials and supplies used in the distribution of water and natural gas.

    Keystone Pipeline Services, Inc. ("Keystone"), a Delaware corporation having its principal office at 37 Sea Pave Drive, South Windsor, Connecticut, 06074, is a wholly-owned subsidiary of PERI that was acquired by PERI on December 7, 1995. Keystone is engaged in natural gas distribution pipeline construction, maintenance and rehabilitation.

    Theta Land Corporation ("Theta"), a Pennsylvania corporation having its principal office at 39 Public Square, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. Theta owns a small amount of real estate which is being held for sale or future development. Theta also periodically engages in the sale of forest products.

           2.  Properties of Claimant and Subsidiaries

    The Claimant does not own any properties, and its assets consist primarily of investments in the common stock of its subsidiaries, as described above. The natural gas properties of PGE consist primarily of 2,221 miles of distribution lines, nine city gate and 67 major regulator stations, buildings, pumping units, meters, house regulators, shops and miscellaneous facilities, all of which are located in Pennsylvania, and two propane air-peak shaving plants (with a combined productive capacity of 10,000 MCF per 24-hour day) located in Wilkes-Barre and Williamsport, Pennsylvania. PGE also owns the gas, oil and storage rights for certain property located near the town of DuBois, in western Pennsylvania, and in connection therewith, certain related physical property. Additionally, PGE owns approximately 46,000 acres of land. PGE has no natural gas producing fields, no pipelines receiving gas at the borders of Pennsylvania and no properties located outside of Pennsylvania.
The water properties which PGE sold to Pennsylvania-American Water Company on February 16, 1996, consisted of 36 active and standby reservoirs, five wells and two pump intakes; approximately 8,000 acres of watershed land; and a treatment and distribution system, including approximately 1,730 miles of aqueducts and pipelines, ten water treatment plants, storage tanks, pumping stations, chlorinating stations, hydrants, meters, shops and miscellaneous facilities, all located in Pennsylvania.

           3.  Natural Gas Distributed in 1995

    During the calendar year 1995, of the Claimant and its various subsidiaries, only PGE was an operating company distributing natural gas at retail, and the following data for the calendar year 1995 relates to PGE alone:

    (a) Natural or manufactured gas distributed at retail - 44,766,516 thousand cubic feet (MCF).


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    (b)  Natural or manufactured gas distributed at retail outside
         Pennsylvania - None.
    (c) Natural or manufactured gas sold at wholesale outside Pennsylvania or at the State line - None.
    (d) Natural or manufactured gas purchased outside Pennsylvania or at the State line - 25,568,052 MCF.

           4.  Interest in Exempt Wholesale Generators or Foreign Utility
               Companies

    None

                                  EXHIBIT A

    A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the calendar year 1995, together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year, is filed as Exhibit A hereto. In accordance with generally accepted accounting principles, these financial statements reflect the regulated water operations and certain related assets of PGE which were sold to Pennsylvania-American Water Company on February 16, 1996, as discontinued operations effective April 1, 1995.

                                  EXHIBIT B

    A Financial Data Schedule for the Claimant for the calendar year 1995 is filed as Exhibit B hereto.

                                  EXHIBIT C

    Not applicable

    The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1996.


                                      PENNSYLVANIA ENTERPRISES, INC.
                                            (Name of Claimant)



                                      By    /s/ John F. Kell, Jr.
                                                John F. Kell, Jr.
                                            Vice President, Finance


Corporate Seal


Attest:



    /s/ Thomas J. Ward
        Thomas J. Ward
           Secretary



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Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


           Thomas J. Ward
           Secretary
           Pennsylvania Enterprises, Inc.
           39 Public Square
           Wilkes-Barre, PA 18711

Copy to:

           Garett J. Albert, Esquire
           Hughes Hubbard & Reed
           One Battery Park Plaza
           New York, New York 10004











































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

                                                                  PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                                  Consolidating Statement of Income and Retained Earnings as of December 31, 1995
                                                                              (Thousands of Dollars)

                                                                                                      CONSOLIDATING
                                             PGE      THETA      PEM      PERI       PEI    COMBINED     ENTRIES     CONSOLIDATED

OPERATING REVENUES                         $152,756  $      -  $     -  $      -  $      -  $152,756  $           -  $    152,756
  Cost of Gas                                84,372         -        -         -         -    84,372              -        84,372
OPERATING MARGIN                             68,384         -        -         -         -    68,384  $           -        68,384

OTHER OPERATING EXPENSES:
  Operation                                  22,438         -        -         -         -    22,438              -        22,438
  Maintenance                                 4,967         -        -         -         -     4,967              -         4,967
  Depreciation                                6,971         -        -         -         -     6,971              -         6,971
  Income taxes                                5,168         -        -         -    (1,612)    3,556              -         3,556
  Taxes other than income taxes               9,918         -        -         -         -     9,918              -         9,918
      Total other operating expenses         49,462         -        -         -    (1,612)   47,850              -        47,850

OPERATING INCOME                             18,922         -        -         -     1,612    20,534              -        20,534

OTHER INCOME (DEDUCTIONS), NET                  301       (19)     216       455     2,415     3,368         (2,605)          763

INCOME (LOSS) BEFORE INTEREST CHARGES        19,223       (19)     216       455     4,027    23,902         (2,605)       21,297

INTEREST CHARGES:
  Interest on long-term debt                  9,304         -        -         -     4,359    13,663              -        13,663
  Other interest                              1,543         -        -         -       381     1,924            (80)        1,844
  Allowance for borrowed funds used
    during construction                        ( 94)        -        -         -         -       (94)             -           (94)
      Total interest charges                 10,753         -        -         -     4,740    15,493            (80)       15,413

INCOME (LOSS) FROM CONTINUING OPERATIONS      8,470       (19)     216       455      (713)    8,409         (2,525)        5,884

DISCONTINUED OPERATIONS:
  Income from discontinued operations         2,127         -        -         -         -     2,127              -         2,127
  Estimated loss on disposal of
    discontinued operations                  (5,961)        -        -         -         -    (5,961)             -        (5,961)
  Loss with respect to discontinued
    operations                               (3,834)        -        -         -         -    (3,834)             -        (3,834)

INCOME (LOSS) BEFORE SUBSIDIARY'S PREFERRED
  STOCK DIVIDENDS                             4,636       (19)     216       455      (713)    4,575         (2,525)        2,050

PGE'S PREFERRED STOCK DIVIDENDS               2,763         -        -         -         -     2,763              -         2,763

NET INCOME (LOSS)                             1,873       (19)     216       455      (713)    1,812         (2,525)         (713)

RETAINED EARNINGS (DEFICIT):
  Beginning of year                          71,264      (172)     381       236    68,465   140,174        (71,709)       68,465
  Cash dividends on common stock            (15,269)        -     (301)     (351)  (12,605)  (28,526)        15,921       (12,605)
  End of year                              $ 57,868  $   (191) $   296  $    340  $ 55,147  $113,460  $     (58,313) $     55,147

NOTES:
   Individual companies are identified in column headings and elsewhere as follows:
     PGE   - PG Energy Inc.
     THETA - Theta Land Corporation
     PEM   - Pennsylvania Energy Marketing Company
     PERI  - Pennsylvania Energy Resources, Inc.
     PEI   - Pennsylvania Enterprises, Inc.

   See Page 8 for summary of consolidated entries.

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


                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                        Consolidating Balance Sheet as of December 31, 1995
                                                      (Thousands of Dollars)



                                                                                                        CONSOLIDATING
                  ASSETS                       PGE      THETA      PEM      PERI       PEI    COMBINED     ENTRIES     CONSOLIDATED
UTILITY PLANT:
  At original cost, less acquisition
    adjustments of $386,000                  $295,895  $      -  $     -  $      -  $      -  $295,895  $           -  $    295,895
  Accumulated depreciation                    (76,882)        -        -         -         -   (76,882)             -       (76,882)
                                              219,013         -        -         -         -   219,013              -       219,013

OTHER PROPERTY AND INVESTMENTS                  5,089       157       85     1,412   211,996   218,739       (211,597)        7,142

CURRENT ASSETS:
  Cash                                            328         -      135       140        26       629              -           629
  Accounts receivable -
    Customers                                  18,189         -      731     2,146         -    21,066              -        21,066
    Others                                        815         -        -         -         -       815              -           815
    Reserve for uncollectible accounts           (781)        -       (7)        -         -      (788)             -          (788)
  Accrued utility revenues                     10,319         -        -         -         -    10,319              -        10,319
  Materials and supplies, at average cost       2,609         -        -       267         -     2,876              -         2,876
  Gas held by suppliers, at average cost       15,140         -        -         -         -    15,140              -        15,140
  Natural gas transition costs collectible      4,612         -        -         -         -     4,612              -         4,612
  Prepaid expenses and other                    3,281         -       12       193         -     3,486              -         3,486
                                               54,512         -      871     2,746        26    58,155              -        58,155

DEFERRED CHARGES:
  Regulatory assets
    Deferred taxes collectible                 30,015         -        -         -         -    30,015              -        30,015
    Natural gas transition costs collectible      497         -        -         -         -       497              -           497
    Other                                       2,516         -        -         -         -     2,516              -         2,516
  Unamortized debt expense                      1,340         -        -         -     1,290     2,630              -         2,630
                                               34,368         -        -         -     1,290    35,658              -        35,658

NET ASSETS OF DISCONTINUED OPERATIONS         204,250         -        -         -         -   204,250              -       204,250

TOTAL ASSETS                                 $517,232  $    157  $   956  $  4,158  $213,312  $735,815  $    (211,597) $    524,218


NOTE:
       See page 9 for summary of consolidating entries.










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


                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                        Consolidating Balance Sheet as of December 31, 1995
                                                      (Thousands of Dollars)


                                                                                                         CONSOLIDATING
        CAPITALIZATION AND LIABILITIES          PGE      THETA      PEM      PERI       PEI    COMBINED     ENTRIES     CONSOLIDATED
CAPITALIZATION:
  Common shareholders' investment             $208,356  $   (192) $   321  $  1,340  $163,214  $373,039  $    (210,300) $    162,739
  Preferred stock of PGE -
    Not subject to mandatory redemption, net    33,615         -        -         -         -    33,615              -        33,615
    Subject to mandatory redemption              1,680         -        -         -         -     1,680              -         1,680
  Long-term debt                                55,000         -        -     1,800    49,906   106,706              -       106,706
                                               298,651      (192)     321     3,140   213,120   515,040       (210,300)      304,740

CURRENT LIABILITIES:
  Current portion of long-term debt and
    preferred stock subject to mandatory
    redemption                                 115,881         -        -       200         -   116,081              -       116,081
  Notes payable                                 10,000         -        -       180         -    10,180              -        10,180
  Accounts payable -
    Suppliers                                   17,781         -      600       140        10    18,531              -        18,531
    Affiliates, net                                826       349        -        50         -     1,225         (1,225)            -
  Deferred cost of gas & supplier refunds, net     434         -        -         -         -       434              -           434
  Accrued general business and realty taxes      1,542         -       14        50      (113)    1,493              -         1,493
  Accrued income taxes                             516         -       13         1        (4)      526              -           526
  Accrued interest                               2,062         -        -         9       236     2,307              -         2,307
  Accrued natural gas transition costs           2,278         -        -         -         -     2,278              -         2,278
  Other                                          3,162         -        2       370         -     3,534              -         3,534
                                               154,482       349      629     1,000       129   156,589         (1,225)      155,364

DEFERRED CREDITS:
  Deferred income taxes                         48,848         -        6         2       (21)   48,835              -        48,835
  Accrued natural gas transition costs           1,144         -        -         -         -     1,144              -         1,144
  Unamortized investment tax credits             4,938         -        -         -         -     4,938              -         4,938
  Operating reserves                             3,709         -        -         -         -     3,709              -         3,709
  Other                                          5,460         -        -        16        84     5,560            (72)        5,488
                                                64,099         -        6        18        63    64,186            (72)       64,114

TOTAL CAPITALIZATION AND LIABILITIES          $517,232  $    157  $   956  $  4,158  $213,312  $735,815  $    (211,597) $    524,218


NOTE:
       See page 10 for summary of consolidating entries.










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                     PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                Summary of Consolidating Statement of Income and Retained
                        Earnings Entries as of December 31, 1995

                                          ENTRY TO         ENTRY TO
                                          ELIMINATE        ELIMINATE
                                        INTERCOMPANY      SUBSIDIARY
                                          INTEREST         EARNINGS        TOTAL
OPERATING REVENUES                      $          -      $        -     $       -
  Cost of gas                                      -               -             -
OPERATING MARGIN                                   -               -             -

OTHER OPERATING EXPENSES:
  Operation                                        -               -             -
  Maintenance                                      -               -             -
  Depreciation                                     -               -             -
  Income taxes                                     -               -             -
  Taxes other than income taxes                    -               -             -
     Total other operating expenses                -               -             -

OPERATING INCOME                                   -               -             -

OTHER INCOME (DEDUCTIONS), NET                   (80)         (2,525)       (2,605)

INCOME (LOSS) BEFORE INTEREST CHARGES            (80)         (2,525)       (2,605)

INTEREST CHARGES:
  Interest on long-term debt                       -               -             -
  Other interest                                 (80)              -           (80)
  Allowance for borrowed funds used
    during construction                            -               -             -
     Total interest charges                      (80)              -           (80)

INCOME (LOSS) FROM CONTINUING
  OPERATIONS                                       -          (2,525)       (2,525)

DISCONTINUED OPERATIONS:
  Income from discontinued operations              -               -             -
  Estimated loss on disposal of
    discontinued operations                        -               -             -
  Loss with respect to
     discontinued operations                       -               -             -

INCOME (LOSS) BEFORE PGE'S PREFERRED
  STOCK DIVIDENDS                                  -         (2,525)        (2,525)

PGE'S PREFERRED STOCK DIVIDENDS                    -               -             -

NET INCOME (LOSS)                                  -          (2,525)       (2,525)

RETAINED EARNINGS (DEFICIT):
  Beginning of year                                -         (71,709)      (71,709)
  Cash dividends on common stock                   -          15,921        15,921

  End of year                           $          -      $  (58,313)    $ (58,313)


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                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                              Summary of Consolidating Balance Sheet Entries as of December 31, 1995
                                                      (Thousands of Dollars)


                                                                                             ENTRY TO
                                                                           ENTRY TO         ELIMINATE
                                                         ENTRY TO          ELIMINATE         GAIN ON
                                                         ELIMINATE       INTERCOMPANY     INTERCOMPANY
                                                       INVESTMENT IN   ACCOUNTS PAYABLE      SALE OF
                      ASSETS                           SUBSIDIARIES     AND RECEIVABLE       ASSETS          TOTAL

UTILITY PLANT:
  At original cost, less acquisition
    adjustments of $386,000                            $           -   $              -   $          -     $       -
  Accumulated depreciation                                         -                  -              -             -
                                                                   -                  -              -             -

OTHER PROPERTY AND INVESTMENTS:                             (210,300)            (1,225)           (72)     (211,597)

CURRENT ASSETS:
  Cash                                                             -                  -              -             -
  Accounts receivable -
    Customers                                                      -                  -              -             -
    Others                                                         -                  -              -             -
    Reserve for uncollectible accounts                             -                  -              -             -
  Accrued utility revenues                                         -                  -              -             -
  Materials and supplies, at average cost                          -                  -              -             -
  Gas held by suppliers, at average cost                           -                  -              -             -
  Natural gas transition costs collectible                         -                  -              -             -
  Prepaid expenses and other                                       -                  -              -             -
                                                                   -                  -              -             -

DEFERRED CHARGES:
  Regulatory assets
    Deferred taxes collectible
    Natural gas transition costs collectible                       -                  -              -             -
    Other                                                          -                  -              -             -
  Unamortized debt expense                                         -                  -              -             -
                                                                   -                  -              -             -

NET ASSETS OF DISCONTINUED OPERATIONS                              -                  -              -             -

TOTAL ASSETS                                           $     210,300   $         (1,225)  $        (72)    $(211,597)













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
                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                              Summary of Consolidating Balance Sheet Entries as of December 31, 1995
                                                      (Thousands of Dollars)



                                                                                            ENTRY TO
                                                                           ENTRY TO         ELIMINATE
                                                         ENTRY TO         ELIMINATE          GAIN ON
                                                         ELIMINATE       INTERCOMPANY     INTERCOMPANY
                                                       INVESTMENT IN   ACCOUNTS PAYABLE      SALE OF
           CAPITALIZATION AND LIABILITIES              SUBSIDIARIES     AND RECEIVABLE       ASSETS          TOTAL
CAPITALIZATION:
  Common shareholders' investment                      $    (210,300)  $              -   $          -     $(210,300)
  Preferred stock of PGE -
    Not subject to mandatory redemption, net                       -                  -              -             -
    Subject to mandatory redemption                                -                  -              -             -
  Long-term debt                                                   -                  -              -             -
                                                            (210,300)                 -              -      (210,300)

CURRENT LIABILITIES:
  Current portion of long-term debt and
    preferred stock subject to mandatory redemption                -                  -              -             -
  Notes payable                                                    -                  -              -             -
  Accounts payable -
    Suppliers                                                      -                  -              -             -
    Affiliates, net                                                -             (1,225)             -        (1,225)
  Deferred cost of gas and supplier refunds, net                   -                  -              -             -
  Accrued general business and realty taxes                        -                  -              -             -
  Accrued income taxes                                             -                  -              -             -
  Accrued interest                                                 -                  -              -             -
  Accrued natural gas transition costs                             -                  -              -             -
  Other                                                            -                  -              -             -
                                                                   -             (1,225)             -        (1,225)

DEFERRED CREDITS:
  Deferred income taxes                                            -                  -              -             -
  Accrued natural gas transition costs                             -                  -              -             -
  Unamortized investment tax credits                               -                  -              -             -
  Advances for construction                                        -                  -              -             -
  Contributions in aid of construction                             -                  -              -             -
  Operating reserves                                               -                  -              -             -
  Other                                                            -                  -            (72)          (72)
                                                                   -                  -            (72)          (72)

TOTAL CAPITALIZATION AND LIABILITIES                   $    (210,300)  $         (1,225)  $        (72)    $(211,597)











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